Securities Act File No. 33-9591
Investment Company Act File No. 811-4880

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     /X/

PRE-EFFECTIVE AMENDMENT NO.     /_/

POST-EFFECTIVE AMENDMENT NO. 29     /X/

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     /X/

AMENDMENT NO. 29     /X/

>

DREYFUS PREMIER GNMA FUND

(Exact Name of Registrant as Specified in its Charter)

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10116

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 922-6000

Mark N. Jacobs, Esq.
200 Park Avenue
New York, New York 10116

(Name and Address of Agent for Service)

COPY TO:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

     1. Facing Sheet of the Registration Statement.

     2. Part C to the Registration Statement (including signature page).

     3. Exhibit (n) to Item 23 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file a revised Rule 18f-3 Plan as Exhibit (n) to Item 23 to this Registration Statement on Form N-1A.

Parts A and B of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A filed on April 28, 2006 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), definitive versions of which were filed on May 3, 2006 pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

PART C. OTHER INFORMATION

Item 23. Exhibits:

(a)	Registrant's Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit (1) of Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A, filed on October 10, 1995 ("Post-Effective Amendment No. 15"), and Exhibit (1)(b) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A, filed on March 27, 1997.

(b)	Registrant's By-Laws, as amended, are incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A, filed on April 28, 2006 ("Post-Effective Amendment No. 28").

(d)	Management Agreement is incorporated by reference to Exhibit (5) of Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A, filed on March 1, 1995.

(e)(1)	Distribution Agreement is incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A, filed on April 28, 2004 ("Post-Effective Amendment No. 26").

(e)(2)	Forms of Service Agreements are incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A, filed on April 26, 2000.

(g)	Form of Custody Agreement is incorporated by reference to Exhibit 8(b) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on April 24, 1996.

(h)	Shareholder Services Plan is incorporated by reference to Exhibit (9) of Post-Effective Amendment No. 15.

(i)	Opinion and consent of Registrant's counsel is incorporated by reference to Exhibit (10) of Post-Effective Amendment No. 15.

(j)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (j) of Post-Effective Amendment No. 28.

(m)	Rule 12b-1 Plan is incorporated by reference to Exhibit (m) of Post-Effective Amendment No. 26.

(n)	Rule 18f-3 Plan.*

(p)	Codes of Ethics adopted by Registrant, Registrant's Adviser and Registrant's Distributor is incorporated by reference to Exhibit (p) of Post-Effective Amendment No. 28.

Other Exhibits

(a)(1)	Power of Attorney of the Board Members is incorporated by reference to Other Exhibits (a)(1) of Post-Effective Amendment No. 28.

(a)(2)	Power of Attorney of Officers is incorporated by reference to Other Exhibits (a) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, filed on April 25, 2002.

(b)	Certificate of Assistant Secretary is incorporated by reference to Other Exhibits (b) of Post-Effective Amendment No. 28.

____________________
*        Filed herewith.

Item 24. Persons Controlled by or Under Common Control with Registrant:

None.

Item 25. Indemnification:

Reference is made to Article VIII of the Registrant’s Amended and Restated Declaration of Trust incorporated by reference to Exhibit (1) of Post-Effective Amendment No. 15. The application of these provisions is limited by Article 10 of the Registrant’s By-Laws, as amended, filed as Exhibit (b) hereto, and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Reference is also made to the Distribution Agreement filed as Exhibit (e)(1) to the Registration Statement.

Item 26. Business and Other Connections of Investment Adviser:

The Dreyfus Corporation (“Dreyfus”) and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. Dreyfus also serves as sub-investment adviser to and/or administrator of other investment companies. Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and of other investment companies for which Dreyfus acts as investment adviser, sub-investment adviser or administrator. Dreyfus Investment Advisors, Inc., another wholly-owned subsidiary, provides investment management services to various pension plans, institutions and individuals.

Officers and Directors of Investment Adviser

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

Jonathan Baum Vice Chair-Distribution Stephen R. Byers Director, Vice Chair, and Chief Investment Officer	Scudder Investments 345 Park Avenue New York, New York 10154 Lighthouse Growth Advisors LLC++ Dreyfus Service Corporation++ Founders Asset Management, LLC ****	Chief Operating Officer Member, Board of Managers Senior Vice President Member, Board of Managers	7/02 - 1/05 9/02 - 9/05 3/00 - Present 6/02 - Present

Dreyfus Investment Advisors, Inc. ++	Chief Investment Officer Director	2/02 - 7/05 2/02 - 7/05

Stephen E. Canter Chairman of the Board and Chief Executive Officer	Mellon Financial Corporation+ Mellon Bank, N.A.+	Vice Chairman Vice Chairman	6/01 - Present 6/01 - Present

Standish Mellon Asset Management Company, LLC*	Board Manager	7/03 - Present

Newton Management Limited London, England	Director	2/99 - Present

Mellon Equity Associates, LLP+ Franklin Portfolio Associates, LLC* Franklin Portfolio Holdings, Inc.*	Executive Committee Member Director Director Director	1/99 - Present 2/99 - Present 2/99 - Present 2/99 - Present

TBCAM Holdings, LLC* Mellon Capital Management Corporation *** Founders Asset Management LLC ****	Director Director Member, Board of Managers President Chief Executive Officer	2/99 - Present 1/99 - Present 12/97 - Present 4/06 - Present 4/06 - Present

Founders Family of Funds The Dreyfus Trust Company+++	President Director Chairman President Chief Executive Officer	4/06 - Present 6/95 - Present 1/99 - Present 1/99 - Present 1/99 - Present

J. Charles Cardona Director and Vice Chairman	Dreyfus Investment Advisors, Inc. ++	Chairman of the Board	2/02 - 7/05

Boston Safe Advisors, Inc.++ Dreyfus Service Corporation++	Director Executive Vice President Director	10/01 - 5/05 2/97 - Present 8/00 - Present

Diane P. Durnin, Vice Chair and Director	Seven Six Seven Agency, Inc. ++	Director	4/02 - 6/05

Thomas F. Eggers Director, Chief Operating Officer and President	Dreyfus Service Corporation++ Dreyfus Service Organization++	Chairman Chief Executive Officer Director	4/05 - Present 4/05 - Present 4/05 - Present

Founders Asset Management LLC**** Lighthouse Growth Advisers LLC++	Member, Board of Managers Member, Board of Managers	4/05 - Present 4/05 - Present

Scudder Investments 345 Park Avenue New York, NY 10154	President Chief Executive Officer	5/02 - 3/05 5/02 - 3/05

Scudder Distributor 345 Park Avenue New York, NY 10154	Chairman	5/02-3/05

Steven G. Elliott Director	Mellon Financial Corporation+	Director Senior Vice Chairman	1/01 - Present 1/99 - Present

Mellon Bank, N.A.+	Director Senior Vice Chairman	1/01 - Present 3/98 - Present

Mellon Financial Services Corporation #1 Mellon Bank Center, 8th Floor 1735 Market Street Philadelphia, PA 19103	Director Vice President	1/96 - Present 1/96 - Present

Allomon Corporation Two Mellon Bank Center Pittsburgh, PA 15259	Director	12/87 - Present

Mellon Funding Corporation+ Mellon Ventures, Inc. +	Director Director	8/87 - Present 1/99 - Present

Robert P. Kelley Director	Mellon Financial Corporation +	Chairman President Chief Executive Officer Executive Committee Member	2/06 - Present 2/06 - Present 2/06 - Present 2/06 - Present

Mellon Bank, N.A.	Chairman President Chief Executive Officer Executive Committee Member	2/06 - Present 2/06 - Present 2/06 - Present 2/06 - Present

The Cadillac Fairview Corporation Limited 20 Queen Street West Toronto, Ontario M5H 3R4	Board Member	3/00 - Present

Wachovia Corporation 301 South College Street One Wachovia Center Charlotte, North Carolina 28288	Chief Financial Officer	11/00 - 2/06

David F. Lamere Director	Mellon Financial Corporation + Wellington-Medford II Properties, Inc. Medford, MA	Vice Chairman President and Director	9/01 - Present 2/99 - Present

TBC Securities Co., Inc. Medford, MA The Boston Company, Inc. * Mellon Trust of New England N.A.	President and Director Chairman & CEO Chairman & CEO	2/99 - Present 1/99 - Present 1/99 - Present

Newton Management Limited London, England Laurel Capital Advisors, LLP+ Mellon Bank, N.A. +	Director Executive Committee Member Vice Chairman Exec. Management Group	10/98 - Present 8/98 - Present 9/01 - Present 8/01 - Present

Mellon United National Bank 2875 Northeast 191st Street, North Miami, FL 33180 Mellon Global Investing Corp.+	Director President	11/98 - Present 1/00 - Present

Ronald P. O'Hanley Director	Mellon Financial Corporation+	Vice Chairman	6/01 - Present

Mellon Bank, N.A.+	Vice Chairman	6/01 - Present

TBC General Partner, LLC*	President	7/03 - Present

Standish Mellon Asset Management Company, LLC One Financial Center Boston, MA 02211	Board Member	7/01 - Present

Franklin Portfolio Holdings, LLC*	Director	12/00 - Present

Franklin Portfolio Associates, LLC*	Director	4/97 - Present

Pareto Partners (NY) 505 Park Avenue NY, NY 10022	Partner Representative	2/00 - Present

Buck Consultants, Inc.++	Director	7/97 - Present

Newton Management Limited London, England	Executive Committee Member Director	10/98 - Present 10/98 - Present

Mellon Global Investments Japan Ltd. Tokyo, Japan	Non-Resident Director	11/98 - Present

TBCAM Holdings, LLC*	Director	1/98 - Present

Fixed Income (MA) Trust*	Trustee	6/03 - Present

Fixed Income (DE) Trust*	Trustee	6/03 - Present

Pareto Partners 271 Regent Street London, England W1R 8PP	Partner Representative	5/97 - Present

Mellon Capital Management Corporation ***	Director	2/97 - Present

Mellon Equity Associates, LLP+	Executive Committee Member Chairman	1/98 - Present 1/98 - Present

Mellon Global Investing Corp.*	Director Chairman Chief Executive Officer	5/97 - Present 5/97 - Present 5/97 - Present

J. David Officer Vice Chairman and Director	Dreyfus Service Corporation++	President Director	3/00 - Present 3/99 - Present

MBSC, LLC ++	Manager, Board of Managers President	4/02 - Present 4/02 - Present

Boston Safe Advisors, Inc. ++	Director	10/01 - 5/05

Dreyfus Transfer, Inc. ++	Chairman and Director	2/02 - Present

Dreyfus Service Organization, Inc. ++	Director	3/99 - Present

Dreyfus Insurance Agency of Massachusetts, Inc.++	Director	5/98 - 10/04

Seven Six Seven Agency, Inc.++	Director	10/98 - 6/05

Mellon Residential Funding Corp. +	Director	4/97 - Present

Mellon Bank, N.A.+	Executive Vice President	2/94 - Present

Mellon United National Bank 1399 SW 1st Ave., Suite 400 Miami, Florida	Director	3/98 - Present

Mark N. Jacobs General Counsel, Executive Vice President, and Secretary	Dreyfus Investment Advisors, Inc.++	Director	4/97 - 7/05

The Dreyfus Trust Company+++	Director	3/96 - Present

The TruePenny Corporation++	President Director	10/98 - 11/04 3/96 - 11/04

Patrice M. Kozlowski Senior Vice President- Corporate Communications	None

Gary Pierce Controller	Lighthouse Growth Advisors LLC++	Member, Board of Managers Vice President and Treasurer	7/05 - 9/05 7/05 - 9/05

The Dreyfus Trust Company+++	Chief Financial Officer Treasurer	7/05 - Present 7/05 - Present

MBSC, LLC ++	Chief Financial Officer Manager, Board of Managers	7/05 - Present 7/05 - Present

Dreyfus Service Corporation++	Chief Financial Officer Director	7/05 - Present 7/05 - Present

Senior Vice President- Finance Vice President-Finance	1/05 - 7/05 3/03 - 1/05

Dreyfus Consumer Credit Corporation ++	Treasurer	7/05 - Present

Dreyfus Transfer, Inc. ++	Chief Financial Officer	7/05 - Present

Dreyfus Service Organization, Inc.++	Treasurer	7/05 - Present

Seven Six Seven Agency, Inc. ++	Treasurer	4/99 - Present

Joseph W. Connolly Chief Compliance Officer	The Dreyfus Family of Funds++	Chief Compliance Officer	10/04 - Present

The Mellon Funds Trust++	Chief Compliance Officer	10/04 - Present

Dreyfus Investment Advisors, Inc. ++	Chief Compliance Officer	10/04 - 7/05

Lighthouse Growth Advisors, LLC ++	Chief Compliance Officer	10/04 - 9/05

MBSC, LLC ++	Chief Compliance Officer	10/04 - Present

Dreyfus Service Corporation++	Chief Compliance Officer	10/04 - Present

Boston Safe Advisors++	Chief Compliance Officer	10/04 - 5/05

Lisa A. Fox Vice President Human Resources	Mellon Bank, N.A.+	Vice President	10/01 - Present

Anthony Mayo Vice President- Information Systems	None

Theodore A. Schachar Vice President -Tax	Lighthouse Growth Advisors LLC++	Assistant Treasurer	9/02 - 9/05

Dreyfus Service Corporation++	Vice President - Tax	10/96 - Present

MBSC, LLC ++	Vice President - Tax	4/02 - Present

The Dreyfus Consumer Credit Corporation ++	Chairman President	6/99 - Present 6/99 - Present

Dreyfus Investment Advisors, Inc.++	Vice President - Tax	10/96 - 7/05

Dreyfus Service Organization, Inc.++	Vice President - Tax	10/96 - Present

Alex G. Sciulli Vice President	AFCO Acceptance Corp. 110 William Street 29th Floor New York, NY 10038-3901	Vice President	05/94 - Present

AFCO Credit Corp. 110 William Street 29th Floor New York, NY 10038-3901	Vice President	05/94 - Present

The Boston Company, Inc.*	Vice President	09/01 - Present

Dreyfus Service Corporation++	Vice President	11/01 - Present

Dreyfus Transfer, Inc.++	Vice President	11/01 - Present

Founders Asset Management LLC****	Authorized Agent	12/01 - Present

Franklin Portfolio Associates LLC*	Vice President	06/01 - Present

Franklin Portfolio Holdings LLC*	Vice President	06/01 - Present

Mellon Bank, N.A.+	Senior Vice President	08/01 - Present

Mellon HR Solutions LLC 2100 N. Central Road Fort Lee, NJ 07024	Vice President	06/02 - Present

Mellon Human Resources & Investor Solutions, Inc.+	Vice President	03/04 - Present

Mellon Private Trust Company, N.A.*	Vice President for Facilities	08/01 - Present

Mellon Trust of California	Vice President for Facilities	08/01 - Present

Mellon Trust of New England, N.A.*	Vice President	09/03 - Present

Mellon Trust of New York, LLC	Vice President for Facilities	08/01 - Present

Mellon Trust of Washington	Vice President for Facilities	08/01 - Present

Mellon United National Bank Mellon Financial Tower 111 Brickell Avenue Miami, FL 33131	Vice President	09/01 - Present

Standish Mellon Asset Management LLC One Financial Center Boston, MA 02210	Vice President	10/01 - Present

Katrena Corporation+	Vice President	08/01 - Present

Laurel Capital Advisors, LLP*	Vice President	08/01 - Present

MBC Investments Corporation+	Vice President	08/01 - Present

MFS Leasing Corp. +	Vice President	08/01 - Present

MMIP, LLC +	Vice President	08/01 - Present

Mellon Capital Management Corporation***	Vice President	08/01 - Present

Mellon Equity Associates, LLP+	Vice President	08/01 - Present

Mellon Financial Markets, LLC+	Vice President	08/01 - Present

Mellon Financial Services Corporation #1+	Vice President	08/01 - Present

Mellon Financial Services Corporation #4+	Vice President	08/01 - Present

Mellon Funding Corporation+	Vice President	08/01 - Present

Mellon Insurance Agency, Inc. +	Vice President	08/01 - Present

Mellon International Investment Corporation+	Vice President	08/01 - Present

Mellon International Leasing Company+	Vice President	08/01 - Present

Mellon Leasing Corporation+	Vice President	08/01 - Present

Mellon Overseas Investment Corporation+	Vice President	08/01 - Present

Mellon Trust Company of Illinois+	Vice President	08/01 - Present

Mellon VA Partners, LLC+	Vice President	08/01 - Present

Mellon Ventures, Inc. +	Vice President	08/01 - Present

Pontus, Inc. +	Vice President	08/01 - Present

Texas AP, Inc. +	Vice President	08/01 - Present

Wendy Strutt Vice President	Boston Safe Advisers, Inc.	Chief Operating Officer	3/03 - 5/05

James Bitetto Assistant Secretary	The TruePenny Corporation++	Secretary	9/98 - 11/04

Dreyfus Service Corporation++	Assistant Secretary	8/98 - Present

Dreyfus Investment Advisors, Inc.++	Assistant Secretary	7/98 - 7/05

Dreyfus Service Organization, Inc.++	Secretary Assistant Secretary	8/05 - Present 7/98 - 8/05

The Dreyfus Consumer Credit Corporation++	Vice President and Director	2/02 - Present

*	The address of the business so indicated is One Boston Place, Boston, Massachusetts, 02108.

**	The address of the business so indicated is One Bush Street, Suite 450, San Francisco, California 94104.

***	The address of the business so indicated is 595 Market Street, Suite 3000, San Francisco, California 94105.

****	The address of the business so indicated is 2930 East Third Avenue, Denver, Colorado 80206.

+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

++	The address of the business so indicated is 200 Park Avenue, New York, New York 10166.

+++	The address of the business so indicated is 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

Item 27. Principal Underwriters:

(a)     Other investment companies for which Registrant’s principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:

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90.	CitizensSelect Funds
Dreyfus A Bonds Plus, Inc.
Dreyfus Appreciation Fund, Inc.
Dreyfus Balanced Fund, Inc.
Dreyfus BASIC Money Market Fund, Inc.
Dreyfus BASIC U.S. Mortgage Securities Fund
Dreyfus BASIC U.S. Government Money Market Fund
Dreyfus Bond Funds, Inc.
Dreyfus California Intermediate Municipal Bond Fund
Dreyfus California Tax Exempt Money Market Fund
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Connecticut Intermediate Municipal Bond Fund
Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Fixed Income Securities
Dreyfus Florida Intermediate Municipal Bond Fund
Dreyfus Florida Municipal Money Market Fund
Dreyfus Founders Funds, Inc.
The Dreyfus Fund Incorporated
Dreyfus GNMA Fund, Inc.
Dreyfus Government Cash Management Funds
Dreyfus Growth and Income Fund, Inc.
Advantage Funds, Inc.
Dreyfus Growth Opportunity Fund, Inc.
Dreyfus Index Funds, Inc.
Dreyfus Institutional Cash Advantage Funds
Dreyfus Institutional Money Market Fund
Dreyfus Institutional Preferred Money Market Funds
Dreyfus Insured Municipal Bond Fund, Inc.
Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus International Funds, Inc.
Dreyfus Investment Grade Funds, Inc.
Dreyfus Investment Portfolios
The Dreyfus/Laurel Funds, Inc.
The Dreyfus/Laurel Funds Trust
The Dreyfus/Laurel Tax-Free Municipal Funds
Dreyfus LifeTime Portfolios, Inc.
Dreyfus Liquid Assets, Inc.
Dreyfus Massachusetts Intermediate Municipal Bond Fund
Dreyfus Massachusetts Municipal Money Market Fund
Dreyfus Midcap Index Fund, Inc.
Dreyfus Money Market Instruments, Inc.
Dreyfus Municipal Bond Fund, Inc.
Dreyfus Municipal Cash Management Plus
Dreyfus Municipal Funds, Inc.
Dreyfus Municipal Money Market Fund, Inc.
Dreyfus New Jersey Intermediate Municipal Bond Fund
Dreyfus New Jersey Municipal Money Market Fund, Inc.
Dreyfus New York Municipal Cash Management
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus New York Tax Exempt Intermediate Bond Fund
Dreyfus New York Tax Exempt Money Market Fund
Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Dreyfus 100% U.S. Treasury Money Market Fund
Dreyfus Pennsylvania Intermediate Municipal Bond Fund
Dreyfus Pennsylvania Municipal Money Market Fund
Dreyfus Premier California Tax Exempt Bond Fund, Inc.
Dreyfus Premier Equity Funds, Inc.
Dreyfus Premier Fixed Income Funds
Dreyfus Premier International Funds, Inc.
Dreyfus Premier GNMA Fund
Dreyfus Premier Manager Funds I
Dreyfus Premier Manager Funds II
Dreyfus Premier Municipal Bond Fund
Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
Strategic Funds, Inc.
Dreyfus Premier New York Municipal Bond Fund
Dreyfus Premier Opportunity Funds
Dreyfus Premier State Municipal Bond Fund
Dreyfus Premier Stock Funds
The Dreyfus Premier Third Century Fund, Inc.
The Dreyfus Premier Value Equity Funds
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Short-Intermediate Government Fund
Dreyfus Short-Intermediate Municipal Bond Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Stock Index Fund, Inc.
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management
Dreyfus Variable Investment Fund
Dreyfus Worldwide Dollar Money Market Fund, Inc.
General California Municipal Money Market Fund
General Government Securities Money Market Funds, Inc.
General Money Market Fund, Inc.
General Municipal Money Market Funds, Inc.
General New York Municipal Bond Fund, Inc.
General New York Municipal Money Market Fund
Mellon Funds Trust

(b)

Name and Principal Business Address	Positions and Offices with the Distributor	Positions and Offices with the Registrant

Thomas F. Eggers *	Chief Executive Officer and Chairman of the Board	None
J. David Officer *	President and Director	None
J. Charles Cardona *	Executive Vice President and Director	None
Prasanna Dhore *	Executive Vice President	None
William H. Maresca *	Executive Vice President	None
James Neiland*	Executive Vice President	None
Irene Papadoulis **	Executive Vice President and Director	None
Noreen Ross *	Executive Vice President	None
Richard Sabo ***	Executive Vice President	None
Bret Young *	Executive Vice President and Director	None
Gary Pierce *	Chief Financial Officer and Director	None
Ken Bradle **	Senior Vice President	None
Stephen R. Byers *	Senior Vice President	Executive Vice President
Sue Ann Cormack **	Senior Vice President	None
Matthew Perrone **	Senior Vice President	None
Bradley J. Skapyak *	Senior Vice President	None
Michael Schuermann **	Senior Vice President	None
Jane Knight *	Chief Legal Officer and Secretary	None
Joseph W. Connolly*	Chief Compliance Officer	Chief Compliance Officer
Stephen Storen *	Chief Compliance Officer	None
Lisa A. Fox *	Vice President	None
Maria Georgopoulos *	Vice President - Facilities Management	None
William Germenis *	Vice President - Compliance	AML Compliance Officer
Tracy Hopkins *	Vice President	None
Mary Merkle *	Vice President - Compliance	None
Paul Molloy *	Vice President	None
James Muir *	Vice President - Compliance	None
Anthony Nunez *	Vice President - Finance	None
David Ray ***	Vice President	None
Theodore A. Schachar *	Vice President - Tax	None
William Schalda *	Vice President	None
Alex G. Sciulli****	Vice President	None
John Shea*	Vice President - Finance	None
Susan Verbil*	Vice President - Finance	None
William Verity*	Vice President - Finance	None
James Windels *	Vice President	Treasurer
James Bitetto *	Assistant Secretary	VP and Assistant Secretary
Ken Christoffersen ***	Assistant Secretary	None
Ronald Jamison *	Assistant Secretary	None
Sarrita Cypress *	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is 210 University Blvd., Suite 800, Denver, CO 80206.
****	Principal business address is One Mellon Bank Center, Pittsburgh, PA 15258.

Item 28. Location of Accounts and Records:

1.	Mellon Bank, N.A. One Mellon Bank Center Pittsburgh, Pennsylvania 15258

2.	DST Systems, Inc. 1055 Broadway Kansas City, Missouri 64105

3.	The Dreyfus Corporation 200 Park Avenue New York, New York 10166

Item 29. Management Services:

Not Applicable.

Item 30. Undertakings:

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of May, 2006.

DREYFUS PREMIER GNMA FUND By: /s/ Stephen E. Canter* Stephen E. Canter President

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Stephen E. Canter*	President (Principal Executive Officer)	May 30, 2006
Stephen E. Canter

/s/ James Windels*	Treasurer (Principal Financial and	May 30, 2006
James Windels	Accounting Officer)

/s/ Joseph S. DiMartino*	Chairman of the Board	May 30, 2006
Joseph S. DiMartino

/s/ Clifford L. Alexander, Jr.*	Board Member	May 30, 2006
Clifford L. Alexander, Jr.

/s/ Peggy C. Davis*	Board Member	May 30, 2006
Peggy C. Davis

/s/ Ernest Kafka*	Board Member	May 30, 2006
Ernest Kafka

/s/ Nathan Leventhal*	Board Member	May 30, 2006
Nathan Leventhal

*By: /s/ Janette E. Farragher
          Janette E. Farragher, attorney-in-fact

Exhibit Index

(n)     Rule 18f-3 Plan